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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40672

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2004___ AND ENDING__December 31, 2004__

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **USGM Securities, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

51 East Market Street
(No. and Street)

Corning	**NY**	**14830**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John G. Ullman   **(607) 936-3785**
                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mengel, Metzger, Barr & Co. LLP

(Name – *if individual, state last, first, middle name*)

100 Chestnut Street, Suite 1200	**Rochester**	**NY**	**14604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

SEC MAIL RECEIVED
FEB 0 3 2005
WASH. D.C.
152 SECTION

RECD S.E.C.
MAR 3 (...)
826

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____ **John G. Ullman** _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ **USGM Securities, Inc.** _____ , as

of _____ **December 31,** _____ , 20 __**04**__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

SUE L. STEPHENS
Notary Public, State of New York
No. 01ST6010036
Commission Expires July 6, 20 _06_

_____
Notary Public

_____
Signature

_____
President
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

USGM SECURITIES, INC.

CORNING, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

AND

INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2004 AND 2003

CONTENTS

100 Chestnut Street

Suite 1200

Rochester, NY 14604

Phone 585 / 423-1860

Fax 585 / 423-5966

www.mengelmetzgerbarr.com



Mengel
Metzger Barr
MMB
& Co. LLP

Certified Public Accountants

Additional Offices / Elmira, New York / Ithaca, New York

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
USGM Securities, Inc.

We have audited the accompanying statement of financial condition of USGM Securities, Inc. as of December 31, 2004 and the related statements of income, changes in stockholders' equity and comprehensive income, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of USGM Securities, Inc. as of December 31, 2003, were audited by other auditors whose report dated February 12, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USGM Securities, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 3, 2005

USGM SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS		December 31,		
		2004		2003
CURRENT ASSETS				
Cash and cash equivalents	$	189,570	$	227,792
Commissions receivable		10,593		9,446
Interest receivable		12,961		11,048
Investment securities, at fair value		1,857,005		1,753,389
Prepaid income taxes		18,300		14,423
	$	2,088,429	$	2,016,098

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES				
Accounts payable	$	8,242	$	8,267
STOCKHOLDERS' EQUITY				
Common stock - par value $1.00;				
Issued and outstanding 13,464 shares		13,464		13,464
Paid in capital		121,488		121,488
Retained earnings		1,735,644		1,668,939
Accumulated other comprehensive income		209,591		203,940
		2,080,187		2,007,831
	$	2,088,429	$	2,016,098

The accompanying notes are an integral part of the financial statements.

USGM SECURITIES, INC.

STATEMENTS OF INCOME

	Year ended December 31,	
	2004	2003
Income:		
Commissions	$ 83,914	$ 106,570
Interest and dividends	44,712	49,579
Realized gain on sale of securities	1,682	21,143
	130,308	177,292
Expenses:		
Commissions	32,341	40,173
Professional/registration and office	19,962	19,004
	52,303	59,177
INCOME BEFORE INCOME TAXES	78,005	118,115
Refund of prior year taxes	(200)	(9,454)
Income tax provision	11,500	28,638
NET INCOME	$ 66,705	$ 98,931

The accompanying notes are an integral part of the financial statements.

USGM SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common stock	Paid in capital	Retained earnings	Accumulated other comprehensive income	Total
Balance at January 1, 2003	$ 13,464	$ 121,488	$ 1,570,008	$ 128,063	$ 1,833,023
Comprehensive income:					
Net income	-	-	98,931	-	98,931
Unrealized gains on investment securities	-	-	-	97,020	97,020
Reclassification adjustment for gains included in net income	-	-	-	(21,143)	(21,143)
Total comprehensive income					174,808
BALANCE AT DECEMBER 31, 2003	13,464	121,488	1,668,939	203,940	2,007,831
Comprehensive income:					
Net income	-	-	66,705	-	66,705
Unrealized gains on investment securities	-	-	-	7,333	7,333
Reclassification adjustment for gains included in net income	-	-	-	(1,682)	(1,682)
Total comprehensive income					72,356
BALANCE AT DECEMBER 31, 2004	$ 13,464	$ 121,488	$ 1,735,644	$ 209,591	$ 2,080,187

The accompanying notes are an integral part of the financial statements.

USGM SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	Year ended December 31,			
		2004		2003
CASH FLOWS - OPERATING ACTIVITIES				
Net income				
Adjustments to reconcile net income to net cash	$	66,705	$	98,931
provided from operating activities:				
Realized gain on sale of securities		(1,682)		(21,143)
Changes in certain assets and liabilities affecting operations:				
Commissions receivable		(1,147)		(2,970)
Interest receivable		(1,913)		5,210
Prepaid income taxes		(3,877)		22,433
Accounts payable		(25)		296
NET CASH PROVIDED FROM OPERATING ACTIVITIES		58,061		102,757
CASH FLOWS - INVESTING ACTIVITIES				
Purchases of investment securities		(846,708)		(944,529)
Sales of investment securities		750,425		841,531
NET CASH USED FOR INVESTING ACTIVITIES		(96,283)		(102,998)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(38,222)		(241)
Cash and cash equivalents at beginning of year		227,792		228,033
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	189,570	$	227,792
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Payments for income taxes	$	15,177	$	6,205

The accompanying notes are an integral part of the financial statements.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company
USGM Securities, Inc. (the "Company") is a member of the National Association of Securities Dealers and is a registered broker/dealer. The Company provides brokerage services to clients across the country, primarily in affiliation with John G. Ullman & Associates, Inc., a registered investment advisor. John G. Ullman & Associates, Inc. is the majority shareholder (76%) of the Company.

Basis of accounting
The Company's financial statements are prepared on the accrual basis of accounting.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include all highly liquid investments with maturities less than three months when purchased. The Company maintains its cash and cash equivalents in bank and investment accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Investment securities
Investment securities are classified as available-for-sale and, accordingly, stated at current market value as reported on a national securities exchange at the close of business on the last day of the year. Net unrealized appreciation on investment securities is included in accumulated other comprehensive income.

Income taxes
Provision for income taxes presented in these financial statements is the same as that reported for tax purposes. Deferred income taxes are immaterial for presentation.

Revenue recognition
Commissions are recorded on a trade date basis as securities transactions occur.

Interest income includes interest earned on the securities adjusted for amortization of premiums and accretion of discounts on the related securities using the interest method. Dividend income is recorded on ex-dividend dates. Realized gains or losses from the sale of available for sale securities are recognized on the trade date using the specific identification method.

Reclassifications
Certain 2003 amounts have been reclassified to conform with the 2004 presentation.

NOTE B: INVESTMENT SECURITIES

The amortized cost and fair value of investment securities with gross unrealized gains and losses are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Year ended December 31, 2004				
Bonds - corporate	$ 565,620	$ 1,331	$ (2,623)	$ 564,328
Stocks	347,205	186,146	(9,549)	523,802
Bonds - municipal	423,162	-	(2,807)	420,355
Government	294,965	28,041	(2,386)	320,620
Limited partnerships	16,462	11,438	-	27,900
	$ 1,647,414	$ 226,956	$ (17,365)	$ 1,857,005
Year ended December 31, 2003				
Bonds - corporate	$ 549,618	$ 10,405	$ -	$ 560,023
Stocks	321,693	176,438	(11,414)	486,717
Bonds - municipal	344,786	588	(318)	345,056
Government	317,000	26,641	(298)	343,343
Limited partnerships	16,352	1,898	-	18,250
	$ 1,549,449	$ 215,970	$ (12,030)	$ 1,753,389

Management evaluates securities for other-than temporary impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the security for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2004, thirty-nine securities have been in a continuous unrealized loss position for less than twelve months and six securities have been in a continuous unrealized loss position for twelve months or more. As management has the ability to hold the securities for the foreseeable future and these unrealized losses do not reflect any deterioration in the credit worthiness of the issuing securities, no declines are deemed to be other than temporary.

NOTE B: INVESTMENT SECURITIES, Cont'd

The amortized cost and fair value by contractual maturity of debt securities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	December 31, 2004	
	Amortized cost	Fair value
Due in one year or less	$ 580,424	$ 577,716
Due in one to five years	688,323	684,567
Due after ten years	15,000	43,020
	$ 1,283,747	$ 1,305,303

NOTE C: RELATED PARTY

As indicated in Note A, John G. Ullman & Associates, Inc. (JGUA) is the majority shareholder of the Company. Although there are no material intercompany transactions, JGUA does provide the Company with management and administrative support and services at no charge.

NOTE D: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a specified ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. As of December 31, 2004, the Company had net capital and a net capital requirement of $1,934,899 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .004 to 1.

USGM SECURITIES, INC.

SUPPLEMENTARY INFORMATION

100 Chestnut Street

Suite 1200

Rochester, NY 14604

Phone 585 / 423-1860

Fax 585 / 423-5966

www.mengelmetzgerbarr.com



Additional Offices / Elmira, New York / Ithaca, New York

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Board of Directors
USGM Securities, Inc.

We have audited the accompanying financial statements of USGM Securities, Inc. as of and for the year ended December 31, 2004, and have issued our report thereon dated February 3, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial information hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the information on pages 12 to 16 is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 3, 2005

USGM SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total stockholders' equity	$ 2,080,187
Less: Non-allowable assets:	18,300
Haircuts on securities	
Debt securities	27,776
Other securities	99,212
	145,288
Net capital	1,934,899
Computation of basic net capital requirement:	
6-2/3% of aggregate indebtedness	549
Minimum requirement	100,000
Greater of the above	100,000
Excess net capital	$ 1,834,899
Ratio of aggregate indebtedness to net capital	.004 to 1
Computation of aggregate indebtedness:	
Accounts payable	$ 8,242

RECONCILIATION PURSUANT TO RULE 17(a)-5(d)(4)

DECEMBER 31, 2004

Net capital (per Form X-17a-5)	$ 1,932,723
Audit adjustments:	
Income tax accrual	2,456
Fair market value adjustment on other securities	(330)
Haircut adjustment on other securities	50
	2,176
NET CAPITAL PER AUDITED FINANCIAL STATEMENTS	$ 1,934,899

USGM SECURITIES, INC.

EXEMPTION FROM RULE 15c3-3

An exemption from Rule 15c3-3, is claimed based upon rule section (k)(2)(ii). All customer transactions are cleared through another broker/dealer (FISERV Securities, Inc., Sec. #8-30453) on a fully disclosed basis.

100 Chestnut Street

Suite 1200

Rochester, NY 14604

Phone 585 / 423-1860

Fax 585 / 423-5966

www.mengelmetzgerbarr.com



Additional Offices / Elmira, New York / Ithaca, New York

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
USGM Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of USGM Securities, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

- 15 -

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 3, 2005

